VERB TECHNOLOGY COMPANY, INC.

344 South Hauser Blvd., Suite 414

Los Angeles, California 90036

855-250-2300

www.myverb.com

April 3, 2019

VIA EDGAR TRANSMISSION

Robert S. Littlepage

Accountant Branch Chief

Kathleen Krebs

Special Counsel

Joshua Shainess

Attorney-Advisor

Office of Telecommunications

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Verb Technology Company, Inc.
Registration Statement on Form S-1
File No. 333-226840

Ladies and Gentlemen:

Verb Technology Company, Inc., a Nevada corporation (the “Company,” “we,” or “our”), pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests that the Company’s Registration Statement on Form S-1 (File No. 333-226840) (the “Registration Statement”) be declared effective under the Securities Act at 5:00 P.M., Eastern Time, on Thursday, April 4, 2019, or as soon thereafter as practicable. We are aware of our filing obligations under the Securities Act and intend to fully comply therewith. We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosure made in its filings.

Please contact Randolf W. Katz of Baker & Hostetler LLP at 714-966-8807 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

VERB TECHNOLOGY COMPANY, INC.

By:	/s/ Rory J. Cutaia
Rory J. Cutaia
President and Chief Executive Officer